SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For September 2005

Commission File Number 0-28800

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DRDGOLD Limited

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This report on Form 6-K shall be deemed to be incorporated by reference into the Registration Statement on Form F-3 (Registration No. 333-102800) and Registration Statement on Form F-4 (Registration No. 333-121386) of DRDGOLD Limited (the "Company") filed with the Securities and Exchange Commission on September 30, 2003 and December 17, 2004 respectively, and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Attached to the Registrant Form 6-K filing for the month of September 2005, incorporated by reference herein:

<u>Exhibit</u>

99.1 Release dated September 29, 2005, entitled "FURTHER CAUTIONARY ANNOUNCEMENT"

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: September 30, 2005   By: / Themba Gwebu
                                                Name: Themba Gwebu
                                                Title: Company Secretary

Exhibit 99.1

DRDGOLD Limited
(Formerly Durban Roodepoort Deep, Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
Share code: DRD
ISIN: ZAE000058723
ARB number: 086 277 616
("DRDGOLD" or "the company")

FURTHER CAUTIONARY ANNOUNCEMENT

Further to the cautionary announcement dated 28 July 2005, shareholders are advised that developments with respect to a Black Economic Empowerment transaction with Khumo Bathong Holdings (Proprietary) Limited are still progressing and may have a material effect on the price of the company's securities.

In addition, shareholders are advised that the company has entered into discussions with several parties regarding the company's offshore assets. These discussions may result in a transaction that may have a material effect on the price of the company's securities.

The company is also considering a range of proposals, which would result in the consolidation of its Australasian assets. One of these proposals is the possible consolidation of its interests in the Porgera Joint Venture and the Tolukuma gold mine, both located in Papua New Guinea, into Emperor Mines Limited ("Emperor"), a gold mining company listed on the Australian Stock Exchange, which owns and operates the Vatukoula gold mine in Fiji. Emperor is 45.33% owned by the company.

At this stage, a proposal to vend assets into Emperor has been made and is being considered by the independent board members of Emperor. There is no guarantee that this or any other proposal being considered by the company will proceed. Any proposal affecting the company's Australasian assets will also be subject to a range of regulatory approvals and consents. If an agreement is reached, the company will announce the details of the proposal in accordance with its statutory disclosure obligations.

Accordingly, shareholders are advised to continue to exercise caution when dealing in the company's securities until full announcements have been made.

Johannesburg
29 September 2005

Sponsor
Standard Bank